Exhibit 99.1

30 April 2021

Midatech Pharma PLC

(“Midatech” or the “Company” or, together with its subsidiaries, the “Group”)

Preliminary Results for the Year Ended 31 December 2020

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicines, announces its audited preliminary results for the year ended 31 December 2020.

Following the announcement of a Strategic Review in March 2020 and the termination of further in-house development of MTD201, the Company has broadened its R&D pipeline through technology collaborations with third party pharmaceutical companies, the initiation of new internal programmes and adding new indications to MTX110.

The Company’s realigned strategy is to advance its development programmes to proof of concept stage before seeking licensee partners to fund further development, manufacturing scale-up and commercialisation.

Stephen Stamp, CEO and CFO commented: “Last year was one of significant transition for Midatech following a Strategic Review, which was the catalyst for a re-evaluation of our priorities in the context of available resources. I am proud of the speed and agility with which we restructured and realigned our development and commercial strategy and halved our cash burn rate. These initiatives allowed us to refinance, extend our cash runway, expand our R&D pipeline and increase opportunities for partnering success.”

2020 PERFORMANCE SUMMARY

Operational

•	In January 2020, a study of subcutaneous administration of MTD201 compared with intramuscular administration in healthy volunteers showed similar pharmacokinetics and bioavailability, offering the potential for a differentiated, more patient-friendly product profile for Q-Sphera products.

•	In March 2020, the Company announced a Strategic Review including termination of in-house development of MTD201, closure of the Company’s Bilbao operations and a re-alignment of the board. The Strategic Review was subsequently updated to include a ‘formal sale process’ under the Takeover Code.

•	In June 2020, Midatech entered into its first research collaboration to apply Q-Sphera drug delivery technology to molecules nominated by Dr Reddy’s Laboratories Ltd (“Dr Reddy’s”).

•	In June 2020, the Company received a letter sent on behalf of Secura Bio, Inc. purporting to terminate an agreement to license certain patents of panobinostat, the active pharmaceutical ingredient of MTX110.

•	In July 2020, Midatech added to its Q-Sphera business model with the announcement of a multi-product collaboration with a European affiliate of a global healthcare company.

•	In October 2020, headline results of a Phase I study of MTX110 in DIPG were announced, including encouraging patient survival data.

1

•	In November 2020, posters were presented at a meeting of the Society of Neuro-oncology (SNO) on MTX110 (1) Phase I results in DIPG and (2) preclinical data in adult glioblastoma (“GBM”).

•	In December 2020, posters were presented at a meeting of the International Symposium on Pediatric Neuro-oncologists (ISPNO) on MTX110: (1) in a Phase I study using an alternative Convection Enhanced Delivery (“CED”) system; (2) administration via the fourth ventricle of the brain in a preclinical model, and (3) Phase I results in DIPG.

Post period end

•	In January 2021, the Company announced a business update including expansion of the collaboration with the European affiliate of a global healthcare company from one to three active pharmaceutical ingredients (“APIs”), mutual termination of the Dr Reddy’s collaboration, expansion of the MTX110 development programme to include GBM, confirmation that the Company would not qualify for the GlioKIDS grant and closure of the Strategic Review in order to focus on the Company’s realigned strategy for its Q-Sphera technology and MTX110 whilst continuing to pursue licensing opportunities for its products and/or technologies.

•	Progress of the Company’s internal Q-Sphera pipeline in CNS (MTD211) and in transplant anti-rejection (MTD214).

•	Non-binding heads of terms entered into with a third party around the potential co-development of MTX110.

Financial

•	Total gross revenue(1) for the year of £0.3m (2019: £0.7m, 2018: £1.9m).

•	Statutory revenue(2) for 2020 of £0.2m (2019: £0.3m, 2018: £0.1m).

•	Combined Placing in the UK and Registered Direct Offering in the US in May 2020 raised £3.7m, net of expenses.

•	UK Placing in July 2020 raised £5.3m, net of expenses.

•	Cash and deposits at 31 December 2020 of £7.5m (2019: £10.9m, 2018: £2.3m).

•	Net loss from continuing operations of £22.2m (which includes non-cash impairment charges of £12.37m) (2019: £9.1m loss, 2018: £10.4m loss) with net cash outflow in the year of £3.6m (2019: £8.4m inflow, 2018: £10.9m outflow).

•	Tax credit receivable of £1.2m (2019: £1.8m, 2018: £1.9m).

1)	Total gross revenue represents collaboration income from continuing operations plus grant revenue.

2)	Statutory revenue represents total gross revenue, excluding grant revenue.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

For more information, please contact:

Midatech Pharma PLC

Stephen Stamp, CEO, CFO

Tel: +44 (0)1235 888300

www.midatechpharma.com

2

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)

Freddy Crossley, Emma Earl (Corporate Finance)

Rupert Dearden (Corporate Broking)

Tel: +44 (0)20 7886 2500

Turner Pope Investments (TPI) Limited (Joint Broker)

Andrew Thacker / Zoe Alexander (Corporate Broking)

Tel: +44(0)20 3657 0050

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)

Megan Paul

Tel: +1 (646) 653 7034

Email: mpaul@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).

MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.

MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

3

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

4

INTRODUCTION

Headquartered in Cardiff, UK, and quoted on the AIM market of the London Stock Exchange and on NASDAQ in the US, Midatech is an R&D biotechnology company focused on improving the bio-delivery and biodistribution of medicines using its three proprietary drug delivery technologies.

In 2020, Midatech pivoted from a largely singular focus on the clinical development and manufacturing scale up of MTD201 to a strategy based on a broader, but earlier stage, pipeline. The two strategic drivers behind Midatech’s development pipeline, multiple shots on goal and time and cost to partnerability, are designed to provide optimal opportunities for partnering success while focusing the Company’s resources on those projects that will deliver near term data that could attract a development partner.

Midatech’s development pipeline includes 10 projects of which three are partnered with the European affiliate of a global healthcare company:

ID	API	Therapeutic Area	Administration	Formulation	Pre- clinical	Phase I	Phase II	Partnering Status
Q-Sphera
MTD211	Brexpiprazole	CNS	Long acting Injectable	X	X
MTD219	Tacrolimus	Anti-rejection	Long acting Injectable	X	X
MTD201	Octreotide	Carcinoid cancer and acromegaly	Long acting injectable	X	X	X		In-house development terminated
MTX213	Undisclosed	Undisclosed	Undisclosed	X				Partner collaboration
MTX214	Undisclosed	Undisclosed	Undisclosed	X				Partner collaboration
MTX216	Undisclosed	Undisclosed	Undisclosed	X				Partner collaboration
MidaSolve
MTX110	Panobinostat	Brain cancer in children (DIPG)	Direct to tumour via CED	X	X	X
MTX110	Panobinostat	Medulloblastoma	Direct to tumour	X	X	X
MTX110	Panobinostat	Glioblastoma Multiforme	Direct to tumour via CED	X
MidaCore
MTX114	Methotrexate	Psoriasis Immuno-rx	Topical	X	X

5

OUR TECHNOLOGIES

Q-Sphera

Our Q-Sphera technology employs 3-D printing techniques to encapsulate medicines in polymer-based bioresorbable microspheres. The microspheres may be injected to form depots in the body which release drug over predictable, sustained periods from one week up to several months. The features and benefits of Q-Sphera technology offer numerous potential advantages to patients and payors compared with immediate release products and other polymer-based technologies:

FEATURES
Biocompatible biodegradable	Small footprint, scalable manufacturing	Low viscosity, small gauge needles	Tuneable, predictable	Homogenous, monodispersed	Localised delivery	Sub cutaneous Intra muscular Intra tumoral Intra articular Intra ocular Transdermal

Increased dosage intervals	Low cost, environment friendly	Improved injectability	Targeted to therapeutic window	Low inter-patient variability	Targeted site of action, lower systemic toxicity
BENEFITS

In addition, Q-Sphera products offer localised delivery to the site of injury including intra tumoral, intra articular, intra ocular and transdermal applications, in each case reducing the potential for systemic toxicity.

MidaSolve

Our MidaSolve technology increases the aqueous solubility of certain classes of anti-cancer drugs using complexes that solubilize these agents in water, thereby enabling them to be injected in liquid form directly into tumours.

The complexed molecules comprise a hydrophobic inner surface and a hydrophilic outer surface, and as a result are capable of forming host-guest complexes with normally water-insoluble molecules. The hydrophobic, poorly water-soluble drug associates with the inner, more hydrophobic surface of the MidaSolve host, while the hydrophilic outer surface allows the complex to dissolve at biological pH.

MidaCore

The MidaCore technology platform is based on ultra-small gold nanoparticle (“GNP”) drug conjugates, which at 2-4nm and among the smallest particles in biomedical use. They are composed of a core of gold atoms decorated with a permutation of therapeutic and/or targeting molecules. The small size and multi-functional arrangement around the gold core underpin the ability to improve biodistribution and target tumour and/or immune sites.

MidaCore design and synthesis GNP technology enables the production of nano-medications, which we believe are five-to-tenfold smaller than any other delivery vehicle in medical use. MidaCore’s therapeutics are comprised of a core of gold atoms (approximately 100 gold atoms per GNP) surrounded by an organic layer of carbohydrates that stabilise the metallic core and make the particle water-soluble and biocompatible.

6

CHIEF EXECUTIVE’S REVIEW

Introduction

Last year was one of significant transition for Midatech. The precipitous fall in global capital markets in the first quarter of 2020 and the reduced prospects for raising capital and partnering of assets, triggered a Strategic Review of operations.

As a direct consequence of the Strategic Review, we restructured and realigned our development and commercial strategy as discussed below. The resultant halving of the cash burn rate also allowed the Company to refinance, extend its cash runway, expand its R&D pipeline and increase opportunities for partnering success.

Realignment of Strategy

The Strategic Review was a catalyst for a re-evaluation of our priorities in the context of available resources. We quickly pivoted away from a largely single focus on MTD201 towards a more broadly-based collaborative strategy. Our realigned strategy is focused on exploiting our technologies to develop multiple products to proof-of-concept stage before seeking partners to fund pivotal studies and take those products through to market. Our financial returns will come from development and sales milestone payments and, ultimately, royalties.

Our intention is to maintain a balanced portfolio of internal and external Q-Sphera projects. Internal projects are based on already marketed active pharmaceutical ingredients (“APIs”). External projects may be proposed by partners and based on their proprietary APIs. We work with partner APIs under R&D collaboration agreements until proof of concept is established. Our Q-Sphera pipeline is significantly expanded to 10 active projects, providing more opportunities for partnering success. Three of our current Q-Sphera projects are partnered. Similarly, our re-alignment of the MTX110 clinical programme to include GBM, an opportunity 30-50 times the size of DIPG, significantly enhances the potential for that product.

We retain the capability to manufacture Q-Sphera products to non-GMP pilot scale in our laboratory in Cardiff. Following the closure of our Bilbao operations, we intend that all clinical trial supplies and commercial products will be manufactured at a GMP facility by a contract manufacturing organisation (“CMO”).

The clarity of our realigned strategy and the simplification of the investment case enabled us to attract new investment in two separate fundraises in the middle of the year which, in turn, allowed us to begin executing on our new strategy.

Commercial Update

Our commercial strategy is gaining traction. In June, we announced a collaboration with Dr Reddy's Laboratories Ltd and in July we announced a second collaboration with the European affiliate of a global healthcare company, in each case to explore the feasibility of applying our Q-Sphera technology to the partners' chosen APIs. At their option, the collaboration with the second partner has expanded to three APIs. The collaboration agreement with Dr Reddy’s has been terminated by mutual consent for reasons of technical feasibility.

The Q-Sphera collaborations are encouraging early validation of our technology platform and, if we are successful in developing proof of concept formulations, we would expect to enter into licensing and technology transfer agreements with partners including milestone payments and royalties, with the medium-term goal of becoming a self-sustaining, profitable business.

R&D Update

With termination of further in-house development of MTD201 and a change in strategic emphasis towards collaborating and partnering at proof-of-concept stage, the Company’s R&D portfolio is significantly more diversified as follows:

7

Q-Sphera

We have developed two formulations for our internal Q-Sphera pipeline: one in CNS (MTD211) and one in transplant anti-rejection (MTD214). Each of the APIs was identified after a comprehensive evaluation of potential candidates. Both MTD211 and MTD214 address large markets and, as first in class long-acting injectables, have the potential to offer significant clinical benefits compared with current therapies and, importantly for reimbursement, savings to the healthcare system. Both formulations are currently undergoing IND-enabling in vivo studies. Once completed, we will seek licensing and technology transfer agreements with partners for further development, manufacturing and, ultimately marketing.

We are collaborating with a partner on three APIs. While the APIs under development and their respective indications remain confidential, our aim is to enter into licences and technology transfer agreements with our partners once proof of concept has been established.

MTD201, a long-acting Q-Sphera formulation of octreotide for the treatment of acromegaly and neuroendocrine tumours, reported a second Phase I study (Study 102) in 28 healthy volunteers comparing subcutaneous versus intramuscular routes of administration. The results showed similar pharmacokinetics and bioavailability for the two routes of administration. Although in-house development of MTD201 has been terminated, the preclinical and two Phase I studies have demonstrated Q-Sphera proof-of-concept as a long-acting injectable formulation technology with several potential advantages compared with other polymer-based technologies, including predictable kinetics, minimal burst release, improved injectability, simpler reconstitution and now, subcutaneous administration.

Insofar as the Company is aware, there are no approved long-acting injectable formulations of biologic products such as monoclonal antibodies or other forms of high molecular weight proteins. Although there remain significant technical challenges, we are investigating the feasibility of encapsulating a monoclonal antibody using a model protein, representative of closely related therapeutics, to demonstrate proof of concept. If successful, we plan to apply the know-how to commercial opportunities.

MidaSolve / MTX110

The Company’s MidaSolve project, MTX110, is being developed initially for the treatment of DIPG, the ultra-rare, highly aggressive and inoperable form of childhood brain cancer. We are also evaluating the utility of MTX110 in medulloblastoma in a pilot study at the University of Texas and we are planning to initiate a pilot, signal finding study in GBM in the second half of 2021. GBM, in particular, is potentially a very significant opportunity with annual diagnoses of 2-3/100,000(5) population and market potential of US$3-5 billion.

In October 2020, we announced headline results from a Phase I study at the University of California, San Francisco (“UCSF”) in seven DIPG patients. MTX110 was administered directly into the DIPG tumour via a micro-catheter using CED with gadolinium-enhanced intra-operative MRI to guide and track drug distribution to the tumour. The UCSF study met its primary endpoint, supporting a dose of between 60μM and 90μM of MTX110, depending upon patient tolerance in Phase II. At the interim cut-off date of 30 September 2020, median overall survival based on Kaplan Meier analysis was 26.06 months and overall survival at 12 months (“OS12”) was 71.4% (five of seven patients alive). This compares with a median survival rate of 10.0 months and an OS12 of 35% in a cohort of 316 reported cases(1). Although survival was not an endpoint of the UCSF study, nor was the study powered for statistical significance, the survival data nevertheless provide significant encouragement for further research of MTX110 in DIPG. An additional Phase I exploratory study of MTX110 in DIPG is ongoing at Columbia University using an alternative CED system. We are planning a Phase II study in the US to start in the second half of 2021 with an expected endpoint of patient survival after 12 months.

As announced in June 2020, the Company received a letter from counsel to Secura Bio Inc. (“Secura Bio”), the licensor of panobinostat and API component of MTX110, purporting to terminate the Company's licence to panobinostat. Secura Bio has twice declined an invitation to withdraw its termination of the licence. The Company continues to enjoy freedom to use panobinostat for research purposes and believes the relevant Secura Bio patents may marginally delay a launch of MTX110 for DIPG but not MTX110 for GBM.

8

On 26 January 2021, the Company announced that it was engaged in tentative discussions with a third party around the potential co-development of MTX110. These discussions have now advanced and a non-binding Heads of Terms has been agreed. The Heads of Terms envisage that, if the deal progresses to definitive agreements, the Company would expect to receive a modest upfront payment upon execution, success-based development and sales milestones and royalties typical for a licensing agreement with products in a similar stage of development. R&D expenses would be assumed by the two parties with the apportionment to be agreed based on their respective territories. There can be no assurance on the timing for concluding these discussions nor any assurance that the parties will enter into definitive agreements. Further announcements will be made in due course, as appropriate.

MidaCore

In MTX114 we have deployed our GNP technology to engineer a formulation of methotrexate for the topical treatment of psoriasis. If successful, MTX114 would be a first topical formulation of methotrexate, thus avoiding the need for potentially toxic systemic administration. Preclinical data have shown that MTX114 normalises skin thickness in mouse psoriatic skin models. There are estimated to be over 100 million(2) people who suffer from psoriasis worldwide.

Certain other indications using gold nanoparticle technology have been licensed to Emergex Vaccines.

(1)	Jansen et al, 2015. Neuro-Oncology 17(1):160-166
(2)	Psoriasis.org

Strategic Review and Restructuring

On 31 March 2020, we announced that the board had initiated a formal Strategic Review of the Company’s operations. The board had concluded that, in the context of its cash runway at the time, the Company was unlikely to consummate a licence transaction or raise sufficient funds to continue the required remaining investment in MTD201. We therefore decided to immediately terminate further inhouse development of the MTD201 programme and close the Company's MTD201 dedicated manufacturing facilities in Bilbao, Spain. These decisions also resulted in the redundancy of 48 dedicated staff members. I should like to thank them all for the grace with which they accepted a difficult situation.

Alongside the announcement of the Strategic Review, Craig Cook resigned as Chief Executive Officer. In addition, recognising the narrowed focus of the Company, Huaizheng Peng and Frédéric Duchesne graciously offered their resignations which were also accepted by the Board.

Financing

The termination of MTD201, closure of Bilbao operations and realignment of strategy towards collaborations and partnerships all helped reduce the average monthly cash outflow by around half. These fundamental changes, although painful at the time, allowed us to reposition the Company and execute a concurrent US / UK fundraise in May 2020 followed by a UK Placing in July 2020, raising a total of £9.0m before expenses. Significantly, the July fundraise was oversubscribed and also brought new institutional investors onto the shareholder register. The Company currently has funding into the fourth quarter of 2021.

COVID-19

In response to the pandemic and government imposed restrictions on movement, we established a COVID-19 task force in mid-March 2020 with the dual objectives of safeguarding the health and wellbeing of our staff members and monitoring the impact of COVID-19 on our vendors and collaborators. We have reorganised, as far as possible, the layout of our offices and laboratories in Cardiff to conform to social distancing policies and allow employees to return to the workplace. Notwithstanding these actions, there has been disruption to internal workplans and delays in the recruitment of ongoing clinical trials.

9

Outlook

Following the Strategic Review we are seeing signs of our re-aligned strategy of collaborating and earlier partnering of our technologies beginning to gain traction. The expansion of our development programme to include GBM could add significant value to MTX110. We have reasons to view the future with excitement and confidence.

10

FINANCIAL REVIEW

Following the announcement of a Strategic Review on 31 March 2020, the Company restructured its operations including the termination of further in-house development of MTD201, closure of its Bilbao operations and redundancy of 48 personnel. The financial impact of the Strategic Review on the Company’s financial results is described below.

Introduction

Midatech Pharma plc was incorporated as a company on 12 September 2014 and is domiciled in England and Wales.

Financial analysis

Key performance indicators

	2020		2019		Change

Total gross revenue(1)	£0.34	m	£0.67	m	(49)%
Statutory revenue	£0.18	m	£0.31	m	(42)%
R&D expenditure	£6.07	m	£7.84	m	(23)%
R&D as % of operating costs	56%		65%		n/a
Loss from continuing operations	£(22.19	)m	£(9.14	)m	143%
Net cash (outflow)/inflow for the year	£(3.64	)m	£8.44	m	n/m
Average headcount	40		65		(38)%

(1)	Total gross revenue represents collaboration income from continuing operations plus grant revenue.

In the year ended 31 December 2020, Midatech generated consolidated total gross revenue of £0.34m (2019: £0.67m), a decrease of 49% on the prior year. Statutory revenue for the year was £0.2m (2019: £0.3m), the difference between gross and statutory revenue being grant revenue of £0.16m (2019: £0.36m). Statutory revenue was derived from the Company’s collaboration agreements.

Research and development expenditure

Research and development costs decreased by £1.77m, or 23% to £6.07m (2019: £7.8m) in the year primarily due to lower aggregate clinical development costs of £3.38m, including reduced expenditure on MTD201 of £2.33m. Lower clinical development expenses were offset by £0.89m of redundancy costs and £0.85m of accelerated depreciation in connection with the closure of the Company’s operations in Bilbao, Spain.

Distribution costs, sales and marketing

Distribution costs, sales and marketing costs in 2020 were £6,000 (2019: £0.32m) representing a reduction in market and payor research expenses associated with our pipeline R&D products.

Administrative costs

Administrative costs in the year increased by £1.11m, or 29% to £4.95m (2019: £3.84m) and included increases in professional fees and insurance of £0.48m and £0.36m, respectively offset by a reduction in personnel costs of £0.40m. In addition, administrative costs in 2020 included £0.72m in connection with the closure of the Company’s operations in Bilbao, Spain of which £0.55m related to interest on repaid Spanish soft loans and £0.17m related to the settlement of a lawsuit.

Loss from discontinued operations

Loss from discontinued operations relates to the sale of Midatech Pharma US (MPUS) in November 2018. The loss of £0.95m in 2019 is the impairment of a deposit paid by Midatech pursuant to an indemnity claim following the sale of MPUS to Barings LLC in November 2018. Under the terms of the sale and purchase agreement, Midatech indemnified the purchaser against, inter alia, any liability related to any prescription drug user fee amounts owed to the FDA under the Prescription Drug Fee User Act (“PDUFA”) by MPUS for the United States government’s fiscal year ended 30 September 2018.

11

Impairment of intangible assets

In connection with our decision to terminate further in-house development of MTD201, we recognized an impairment loss for in-process research and development of £9.30m. In addition, because no other Q-Sphera products were advanced beyond the formulation stage as of 31 December, 2020, we recognised an impairment of goodwill arising from our acquisition of Q Chip Limited in December 2014 of £2.29m. In connection with the purported termination of our license to panobinostat by Secura Bio in June 2020, we recognised an impairment of an intangible asset of £0.78m as of 31 December, 2020.

Staff costs

During the year, the average number of staff decreased to 40 (2019: 65), reflecting the closure of Bilbao operations and the redundancy of five UK-based employees following the Strategic Review. Total staff cost for continued operations fell by 16% to £2.79m (2019: £3.38m).

Capital expenditure

The total cash expenditure on property plant and equipment in 2020 was £0.21m (2019: £0.31m), largely in respect of investment in our laboratory and pilot-scale manufacturing facility in Cardiff.

Other comprehensive income

Other comprehensive income in 2020 comprised a foreign exchange gain of £0.51m (2019: loss of £0.21m) arising on retranslation of Midatech’s non-UK operations.

Cash flow

Net cash outflow from operating activities in 2020 was £9.30m (2019: outflow £6.49m) driven by a net loss of £22.19m (2019: loss £10.08m) and after negative movements in working capital of £1.56m (2019: positive £1.80m), taxes received of £1.95m (2019: £1.92m), non-cash impairment of intangible assets of £12.37m (£2019: nil) and other net positive adjustments for non-cash items totalling £0.12m (2019: negative £0.13m).

Investing activities inflow in 2020 of £2.57m (2019: outflow of £3.81m) included purchases of property, plant and equipment of £0.21m (2019: £0.31m) offset in 2020 by proceeds from the disposal of assets of £0.14m. In addition, a guarantee deposit of £2.64m in respect of a Spanish government loan repaid during the year was released (2019: £2.55m outflow). The remaining investing activities outflow of £0.95m in 2019 related to the disposal of MPUS.

Financing activities inflow in 2020 of £3.08m (2019: inflow of £18.73m) was driven by receipts from share issues, including exercise of warrants, of £9.74m (2019: £14.11m) offset by the repayment of Spanish government loans of £6.18m (2019: £5.57m inflow). Spanish government grants of £0.23m were repaid in 2020 (2019: £nil). The other principal outflow in 2019 was the repayment of borrowings of £0.58m.

As a result of the foregoing, net cash outflow for the year was £3.64m (2019: inflow of £8.44m).

12

Capital structure

Following approval by shareholders at a General Meeting of the Company on 2 March 2020, the Ordinary Shares of 0.005 pence each were consolidated on a one for 20 basis with effect from 3 March 2020 with new ISIN GB00BKT14T00. Midatech’s capital structure on post-consolidation basis as of 31 December 2020 was as follows:

Post-consolidation Ordinary Shares of 0.1 pence
Ordinary Shares	63,073,852
Warrants 2022 exercisable at £10.00 per Ordinary Share	15,692,276
Warrants exercisable at $6.25 per American Depositary Share	3,150,000
Warrants 2022 exercisable at £0.34 per Ordinary Share	6,999,999
Warrants exercisable at $2.05 per American Depositary Share	6,590,910
Warrants exercisable at $2.0625 per American Depositary Share	454,546
Options over Ordinary Shares with a weighted average exercise price of £0.83	1,482,978
Warrants assumed in connection with DARA acquisition with a weighted average exercise price of $110.51	4,624
Options assumed in connection with DARA acquisition with a weighted average exercise price of $95.17	2,835

In addition, there were 1,000,001 deferred shares of £1 each, unaffected by the consolidation.

As a consequence of the consolidation, per share amounts have been restated based on one twentieth of the weighted average number of Ordinary Shares outstanding during the year, being 42,839,961 (2019 restated: 18,330,588).

Restructuring

In March 2020, the Company announced a wide-ranging Strategic Review of its operations. The Board decided to terminate further in-house development of MTD201, close the Company’s MTD201 dedicated facilities in Bilbao and make redundant all 42 Bilbao based employees and five UK employees. The cash and non-cash impact of the restructuring on the financial statements during 2020 may be summarised as follows:

	Profit and loss		Balance sheet
	Cash	Non-cash	Cash	Non-cash
	£000	£000	£000	£000

Staff redundancy	959	-	-	-
Repayment of loans, net of deposit returned (incl. penalties)	324	-	3,543	-
Settlement of leases (incl. penalties)	122	-	122	-
Repayment of grant funding (incl. penalties)	229	-	229	-
Impairment of acquired IPRD	-	9,300	-	9,300
Impairment of goodwill	-	2,291	-	2,291
Write down of tangible assets	-	778	-	778
Write back of right of use asset – IFRS16	-	(110)	-	110
Legal, advisory fees	157	-	-	-
Share based payments	-	(520)	-	-
	1,791	11,739	3,894	12,479

As of 31 December 2020, all loans, grants and subsidies other than one Spanish government loan of £0.1m had been repaid. The remaining loan was repaid in February 2021.

13

Going Concern

The Group and Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended 31 December 2020, the Group incurred a consolidated loss from operations of £22.2m and negative cash flows from operations of £9.3m. As of 31 December 2020, the Group had an accumulated deficit of £122.4m.

The Group’s future viability is dependent on its ability to generate cash from operating activities, to raise additional capital to finance its operations and to successfully obtain regulatory approval to allow marketing of its development products. The Group’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Group's consolidated financial statements have been presented on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business.

As at 31 December 2020, the Group had cash and cash equivalents of £7.5m. The Directors forecast that the Group currently has enough cash to fund its planned operations into the fourth quarter of 2021.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Company for the next three years including the period twelve months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required before the fourth quarter of 2021 assuming, inter alia, that certain development programmes and other operating activities continue as currently planned. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and parent company’s ability to continue as a going concern.

In addition, the global pandemic COVID-19 virus places increased uncertainty over the Directors’ forecasts. The restrictions being placed on the movement of people will likely cause delays to some of the Group’s plans. It is difficult to assess to what extent, and for how long, COVID-19 will cause delays to the Group’s operations. The Directors have established a COVID-19 task force internally to monitor the impact of COVID-19 on the business and prioritize activities to minimise its effect.

The Directors are evaluating a number of near-term funding options potentially available to the Group, including fundraising and the partnering of assets and technologies of the Company. After considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.

Macroeconomic environment

The United Kingdom completed its exit from the European Union (“EU”) on 31 January 2020 and the transition period concluded on 31 December 2020. A new trade agreement with the EU, the EU-UK Trade and Cooperation Agreement, was negotiated and became effective on 1 January 2021. The impact of the new trade agreement on the general and economic conditions in the United Kingdom remains uncertain. There may, for example be additional costs in materials and equipment sourced from the EU and/or delays to delivery timelines due to additional administration.

Environmental matters, community, human rights issues and employees

With 21 employees, of whom 17 are routinely based at its offices in Cardiff, the Company believes it has a relatively modest environmental impact. All materials imported into the Company’s laboratories are assessed for safety purposes and appropriate handling and storage safeguards imposed as necessary. Any small quantities of hazardous materials are removed by licenced waste management contractors. A number of policies and procedures governing expectations of ethical standards and the treatment of employees and other stakeholders are set out in the Company’s Employee Handbook. The Company has also established an anti-slavery policy pursuant to the Modern Slavery Act 2015.

The Company strives to be an equal opportunity employer, irrespective of race or gender. At 31 December 2020; the number of male/female employees was 44%/56%, the number of male/female senior managers was 50%/50% and the number of male/female Directors was 100%/0%.

14

Consolidated StatementS of Comprehensive Income

For the year ended 31 December

	Note	2020 £’000		2019 £’000		2018 £’000
Revenue		180		312		149
Grant revenue		163		362		1,789
Total revenue		343		674		1,938
Other income		12		15		–
Research and development costs		(6,068)		(7,843)		(9,359)
Distribution costs, sales and marketing		(6)		(323)		–
Administrative costs		(4,952)		(3,841)		(4,394)
Impairment of intangible assets		(12,369)		-		–
Loss from operations		(23,040)		(11,318)		(11,815)
Finance income	2	1		492		2
Finance expense	2	(431)		(97)		(587)
Loss before tax		(23,470)		(10,923)		(12,400)
Taxation	3	1,281		1,785		2,032
Loss from continuing operations		(22,189)		(9,138)		(10,368)
Loss from discontinued operations net of tax		–		(947)		(4,662)
Loss for the year attributable to the owners of the parent		(22,189)		(10,085)		(15,030)
Other comprehensive income:
Items that will or may be reclassified subsequently to profit or loss:
Exchange (losses)/gains arising on translation of foreign operations		508		(207)		1,156
Exchange losses realised on disposal of subsidiaries		–		–		(3,842)
Total other comprehensive income/(loss) net of tax		508		(207)		(2,686)
Total comprehensive loss attributable to the owners of the parent		(21,681)		(10,292)		(17,716)
Loss per share
Continuing operations
Basic and diluted loss per ordinary share - pence	4	(52	)p	(50	)p	(339	)p
Discontinued operations
Basic and diluted loss per ordinary share - pence	4	–		(5	)p	(153	)p

15

Consolidated statementS of financial position

At 31 December

Company number 09216368	Note	2020 £’000	2019 £’000	2018 £’000
Assets
Non-current assets
Property, plant and equipment	5	542	2,154	1,983
Intangible assets	6	–	12,379	12,374
Other receivables due in greater than one year		–	2,625	469
		542	17,158	14,826
Current assets
Inventories		–	-	–
Trade and other receivables		572	992	1,323
Taxation		1,157	1,817	1,952
Cash and cash equivalents		7,546	10,928	2,343
		9,275	13,737	5,618
Total assets		9,817	30,895	20,444
Liabilities
Non-current liabilities
Borrowings	7	60	5,670	884
Provisions		50	-	165
		110	5,670	1,049
Current liabilities
Trade and other payables		1,230	4,494	2,103
Borrowings	7	200	412	368
Provisions		–	97	–
Derivative financial liability	8	1,559	664	–
		2,989	5,667	2,471
Total liabilities		3,099	11,337	3,520

16

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION(continued)

At 31 December

	Note	2020 £’000	2019 £’000	2018 £’000
Issued capital and reserves attributable to owners of the parent
Share capital	9	1,063	1,023	1,003
Share premium		74,364	65,879	52,939
Merger reserve		53,003	53,003	53,003
Warrant reserve		720	–	–
Foreign exchange reserve		-	(508)	(301)
Accumulated deficit		(122,432)	(99,839)	(89,720)
Total equity		6,718	19,558	16,924
Total equity and liabilities		9,817	30,895	20,444

17

Consolidated statements of cash flows

For the year ended 31 December

	Note	2020 £’000	2019 £’000	2018 £’000
Cash flows from operating activities
Loss for the year		(22,189)	(10,085)	(15,030)
Adjustments for:
Depreciation of property, plant and equipment	5	1,089	979	1,016
Depreciation of right of use asset	5	118	303	–
Amortisation of intangible fixed assets	6	10	3	434
(Profit)/Loss on disposal of fixed assets		(226)	–	165
Impairment of intangible assets	6	12,369	-	–
Finance income	2	(1)	(492)	(2)
Finance expense	2	431	97	587
Share-based payment credit		(404)	(34)	(36)
Taxation	3	(1,281)	(1,785)	(2,032)
Loss on sale of subsidiary		–	–	1,407
Loss from discontinued operations, net of tax		–	947	–
Foreign exchange (gains)/losses		387	(140)	130
Cash flows from operating activities before changes in working capital		(9,697)	(10,207)	(13,361)
Decrease in inventories			-	347
Decrease in trade and other receivables		493	725	1,030
(Decrease)/Increase in trade and other payables		(2,004)	1,141	(2,995)
(Decrease)/Increase in provisions		(47)	(68)	165
Cash used in operations		(11,255)	(8,409)	(14,814)
Taxes received		1,954	1,920	1,364
Net cash used in operating activities		(9,301)	(6,489)	(13,450)

18

Consolidated statements of cash flows(continued)

For the year ended 31 December

	Note	2020 £’000	2019 £’000	2018 £’000
Investing activities
Purchases of property, plant and equipment	5	(209)	(310)	(244)
Proceeds from disposal of fixed assets		143	–	25
Purchase of intangibles	5	–	(9)	–
Long term deposit for guarantee for Government loan		2,639	(2,549)	-
Disposal of discontinued operation, net of cash disposed of		–	–	9,259
Deposit paid in connection with disposed subsidiary		–	(947)	–
Interest received		1	8	2
Net cash generated/(used in) from investing activities		2,574	(3,807)	9,042
Financing activities
Interest paid		(34)	(30)	(587)
Receipts from sub-lessors		45	107	-
Amounts paid on lease liabilities (2018 & 2017: Amounts paid on finance leases)		(258)	(450)	(64)
Repayment of Government grants		(229)	–	–
Repayment of borrowings		–	(577)	(5,821)
Proceeds from bank borrowings		–	–	–
(Repayment)/Proceeds from Government loan		(6,182)	4,436	-
Proceeds from Government subsidy		–	1,139	-
Share issues including warrants, net of costs	9	9,742	14,108	–
Net cash generated from/(used in) financing activities		3,084	18,733	(6,472)
Net (decrease)/increase in cash and cash equivalents		(3,643)	8,437	(10,880)
Cash and cash equivalents at beginning of year		10,928	2,343	13,204
Exchange gains/(losses) on cash and cash equivalents		261	148	19
Cash and cash equivalents at end of year		7,546	10,928	2,343

19

Consolidated statements of changes in equity

For the year ended 31 December

	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2020	1,023	65,879	53,003	–	(508)	(99,839)	19,558
Loss for the year	–	–	–	–	–	(22,189)	(22,189)
Foreign exchange translation	–	–	–	–	508	–	508
Total comprehensive loss	–	–	–	–	508	(22,189)	(21,681)
Transactions with owners
Shares issued on 18 May 20206	16	2,527	–	720	–	–	3,263
Costs associated with share issue on 18 May 2020		(544)	–	–	–	–	(544)
Shares issued on 27 July 2020	21	5,729	–	–	–	–	5,750
Costs associated with share issue on 27 July 2020		(489)	–	–	–	–	(489)
Shares issued on 19 August 2020	3	1,278	–	–	–	–	1,281
Costs associated with share issue on 19 August 2020		(16)	–	–	–	–	(16)
Share-based payment credit	–	–	–	–	–	(404)	(404)
Total contribution by and distributions to owners	40	8,485	–	720	–	(404)	8,841
At 31 December 2020	1,063	74,364	53,003	720	–	(122,432)	6,718

20

Consolidated statements of changes in equity(cONTINUED)

	Share capital £’000	Share premium £’000	Merger reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2019	1,003	52,939	53,003	(301)	(89,720)	16,924
Loss for the year	–	–	–	–	(10,085)	(10,085)
Foreign exchange translation	–	–	–	(207)	–	(207)
Total comprehensive loss	–	–	–	(207)	(10,085)	(10,292)
Transactions with owners
Shares issued on 26 February 2019	17	13,388	–	–	–	13,405
Costs associated with share issue on 26 February 2019	–	(1,120)	–	–	–	(1,120)
Shares issued on 29 October 2019	3	1,211	–	–	–	1,214
Costs associated with share issue on 29 October 2019	–	(539)	–	–	–	(539)
Share-based payment credit	–	–	–	–	(34)	(34)
Total contribution by and distributions to owners	20	12,940	–	–	(34)	12,926
At 31 December 2019	1,023	65,879	53,003	(508)	(99,839)	19,558

	Share capital £’000	Share premium £’000	Merger reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2018	1,003	52,939	53,003	2,385	(74,654)	34,676
Loss for the year	–	–	–	–	(15,030)	(15,030)
Reclassification of foreign exchange on disposal	–	–	–	(3,842)	–	(3,842)
Foreign exchange translation	–	–	–	1,156	–	1,156
Total comprehensive loss	–	–	–	(2,686)	(15,030)	(17,716)
Share-based payment credit	–	–	–	–	(36)	(36)
Total contribution by and distributions to owners	–	–	–	–	(36)	(36)
At 31 December 2018	1,003	52,939	53,003	(301)	(89,720)	16,924

21

Notes forming part of the financial statements

For the year ended 31 December 2020

1.	Basis of preparation

The consolidated financial statements have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006, and they are prepared in accordance with international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. The consolidated financial statements have been prepared on a historical cost basis except that the following assets and liabilities are stated at their fair value: certain financial assets and financial liabilities measured at fair value, and liabilities for cash-settled share-based payments.

The financial information contained in this final announcement does not constitute statutory financial statements as defined in Section 435 of the Companies Act 2006. The financial information has been extracted from the financial statements for the year ended 31 December 2020 which have been approved by the Board of Directors, and the comparative figures for the year ended 31 December 2019 and 31 December 2018 are based on the financial statements for that year.

The financial statements for 2019 and 2018 have been delivered to the Registrar of Companies and the 2020 financial statements will be delivered after the Annual General Meeting.

The auditor’s report for the Company’s 2020 Annual Report and Accounts was unqualified but did draw attention to the material uncertainty relating to going concern. The auditor’s report did not contain statements under s498(2) or (3) of the Companies Act 2006

Whilst the financial information included in this results announcement has been prepared in accordance with International Financial Reporting Standards (IFRSs) this announcement does not itself contain sufficient information to comply with IFRSs. The information in this results announcement was approved by the board on 29 April 2020.

The Directors confirm that, to the best of their knowledge, this condensed set of consolidated financial statements has been prepared in accordance with the AIM Rules.

Going Concern

The Group and Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended 31 December 2020, the Group incurred a consolidated loss from operations of £22.2m and negative cash flows from operations of £9.3m. As of 31 December 2020, the Group had an accumulated deficit of £122.4m.

The Group’s future viability is dependent on its ability to generate cash from operating activities, to raise additional capital to finance its operations and to successfully obtain regulatory approval to allow marketing of its development products. The group’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Group's consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As at 31 December 2020, the Group had cash and cash equivalents of £7.5m. The Directors forecast that the Group currently has enough cash to fund its planned operations into the fourth quarter of 2021.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Company for the next three years including the period twelve months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required during the fourth quarter of 2021 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and parent company’s ability to continue as a going concern.

In addition, the global pandemic COVID-19 virus places increased uncertainty over the Directors’ forecasts. The restrictions being placed on the movement of people will likely cause delays to some of the Group’s plans. It is difficult to assess to what extent, and for how long, COVID-19 will cause delays to the Group’s operations. The Directors have established a COVID-19 task force internally to monitor the impact of COVID-19 on the business and prioritize activities to minimize its effect.

22

The Directors are evaluating a number of near-term funding options potentially available to the Group, including fundraising and the partnering of assets and technologies of the Company. After considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.

Except as described below, the accounting policies adopted are consistent with those of the financial statements for the year ended 31 December 2019, as described in those financial statements.

2 Finance income and expense

	2020 £’000	2019 £’000	2018 £’000
Finance income
Interest received on bank deposits	1	8	2
Gain on equity settled derivative financial liability	–	484	–
Total finance income	1	492	2

	2020 £’000	2019 £’000	2018 £’000
Finance expense
Bank loans	–	–	582
Interest expense on lease liabilities	20	30	5
Other loans	14	67	–
Loss on equity settled derivative financial liability	397	–	–
Total finance expense	431	97	587

The gain/(loss) on the equity settled derivative financial liability in 2020 and 2019 arose as a result of the movement in share price (note 8)

3 Taxation

	2020 £’000	2019 £’000	2018 £’000
Current tax credit
Current tax credited to the income statement	1,144	1,782	1,952
Taxation payable in respect of foreign subsidiary	(21)	–	(67)
Adjustment in respect of prior year	158	3	128
	1,281	1,785	2,013
Deferred tax credit
Reversal of temporary differences	–	–	19
Total tax credit	1,281	1,785	2,032

There was no tax charge relating to discontinued operations for 2020, 2019 and 2018.

23

The reasons for the difference between the actual tax charge for the year and the standard rate of corporation tax in the United Kingdom applied to losses for the year are as follows:

	2020 £’000	2019 £’000	2018 £’000
Loss before tax	(23,470)	(11,870)	(17,062)
Expected tax credit based on the standard rate of United Kingdom corporation tax at the domestic rate of 19% (2019: 19%; 2018: 19%)	(4,459)	(2,255)	(3,241)
Expenses not deductible for tax purposes	596	1,087	2,492
Income not taxable	(75)	–	–
Unrelieved tax losses and other deductions	–	(114)	–
Adjustment in respect of prior period	(158)	(3)	(129)
Surrender of tax losses for R&D tax refund	(491)	(1,810)	(1,955)
Unrelieved tax losses and other deductions arising in the period	–	–	(220)
Foreign exchange differences	–	1	(26)
Deferred tax not recognised	3,306	1,309	1,047
Total tax credited to the income statement	(1,281)	(1,785)	(2,032)

The taxation credit arises on the enhanced research and development tax credits accrued for the respective periods.

An adjustment has been recognised in 2020 in respect of the prior period of £158k, this is as a result of a more detailed review of cost classification prior to the submission of tax returns to HMRC in 2020.

4 Loss per share

	2020 £’000		2019 £’000		2018 £’000
Numerator
Loss used in basic EPS and diluted EPS:
Continuing operations	(22,189)		(9,138)		(10,368)
Discontinued operations	–		(947)		(4,662)
Denominator
Weighted average number of ordinary shares used in basic EPS:	42,839,961		18,330,588		3,056,303
Basic and diluted loss per share:
Continuing operations – pence	(52	)p	(50	)p	(339	)p
Discontinued operations – pence	–		(5	)p	(153	)p

On 2 March 2020 a resolution was passed at a general meeting of shareholders of the Company to consolidate its ordinary shares on a 1 for 20 basis into new ordinary shares of 0.1p each in the capital of the Company. The comparative denominator has been calculated to reflect the share consolidation.

The Group has made a loss in the current and previous years presented, and therefore the options and warrants are anti-dilutive. As a result, diluted earnings per share is presented on the same basis for all periods shown.

24

5 Property, plant and equipment

	Fixtures and fittings £’000	Leasehold improvements £’000	Computer equipment £’000	Laboratory equipment £’000	Right of use asset £’000	Total £’000
Cost
At 1 January 2018	252	2,112	342	3,669	–	6,375
Additions	4	106	40	353	–	503
Disposal	(5)	(229)	–	(401)	–	(635)
Exchange differences	2	24	1	30	–	57
At 31 December 2018	253	2,013	383	3,651	–	6,300
Adoption of IFRS 16 Leases	–	–	–	–	395	395
Additions	4	137	23	223	822	1,209
Effect of modification to lease terms	–	–	–	–	(82)	(82)
Exchange differences	(9)	(112)	(3)	(136)	(11)	(271)
At 31 December 2019	248	2,038	403	3,738	1,124	7,551
Additions	-	58	16	135		209
Effect of modification to lease terms					(678)	(678)
Disposal	(202)	(2,184)	(185)	(2,323)	(316)	(5,210)
Exchange differences	7	92	2	112	58	271
At 31 December 2020	53	4	236	1,662	188	2,143
	Fixtures and fittings £’000	Leasehold improvements £’000	Computer equipment £’000	Laboratory equipment £’000	Right of use asset £’000	Total £’000
Accumulated depreciation
At 1 January 2018	196	1,238	192	2,220	–	3,846
Charge for the year	43	403	72	499	–	1,016
Disposals	–	(175)	(3)	(421)	–	(599)
Exchange differences	2	19	4	28	–	53
At 31 December 2018	241	1,485	265	2,326	–	4,317
Charge for the year	2	400	70	507	303	1,282
Exchange differences	(8)	(91)	(3)	(93)	(7)	(202)
At 31 December 2019	235	1,794	332	2,740	296	5,397
Charge for the year	9	310	50	720	118	1,207
Disposals	(202)	(2,183)	(185)	(2,300)	(316)	(5,186)
Exchange differences	7	81	2	79	14	183
At 31 December 2020	49	2	199	1,239	112	1,601
Net book value
At 31 December 2020	4	2	37	423	76	542
At 31 December 2019	13	244	71	998	828	2,154
At 31 December 2018	12	528	118	1,325	–	1,983

25

6 Intangible assets

	In-process research and development £’000	Product and marketing rights £’000	Goodwill £’000	IT/Website costs £’000	Total £’000
Cost
At 1 January 2018	13,378	19,856	13,444	27	46,705
Disposals	–	(21,022)	(11,808)	–	(32,830)
Foreign exchange	–	1,166	655	1	1,822
At 31 December 2018	13,378	–	2,291	28	15,697
Additions	–	–	–	9	9
Foreign exchange	–	–	–	(2)	(2)
At 31 December 2019	13,378	–	2,291	35	15,704
Disposal	–	–	–	(36)	(36)
Foreign exchange	–	–	–	1	1
At 31 December 2020	13,378	–	2,291	–	15,669
	In-process research and development £’000	Product and marketing rights £’000	Goodwill £’000	IT/Website Costs £’000	Total £’000
Accumulated amortisation and impairment
At 1 January 2018	3,300	15,739	–	19	19,058
Amortisation charge for the year	–	431	–	3	434
Disposal	–	(17,103)	–	–	(17,103)
Foreign exchange	–	933	–	1	934
At 31 December 2018	3,300	–	–	23	3,323
Amortisation charge for the year	–	–	–	3	3
Foreign exchange	–	–	–	(1)	(1)
At 31 December 2019	3,300	–	–	25	3,325
Amortisation charge for the year	–	–	–	10	10
Disposal	–	–	–	(36)	(36)
Impairment	10,078	–	2,291		12,369
Foreign exchange	–	–	–	1	1
At 31 December 2020	13,378	–	2,291	–	15,669
Net book value
At 31 December 2020	–	–	–	–	–
At 31 December 2019	10,078	–	2,291	10	12,379
At 31 December 2018	10,078	–	2,291	5	12,374

26

7 Borrowings

	2020 £’000	2019 £’000	2018 £’000
Current
Bank loans	–	–	4
Lease liabilities	93	233	80
Government and research loans	107	179	284
Total	200	412	368
Non-current
Bank loans	–	–	–
Lease liabilities	60	912	170
Government and research loans	–	4,758	714
Total	60	5,670	884

During 2020 £4.8m government and research loans were repaid.

Book values approximate to fair value at 31 December 2020, 2019 and 2018.

Obligations under finance leases are secured by a fixed charge over the fixed assets to which they relate.

Government loans in Spain

In September 2019, Midatech Pharma España SL received €6.6m of funding awarded under the Spanish Government Reindustrialization programme. The Spanish Government required the company to provide a €2.9 million cash-backed guarantee as security for the loan. The funds are to be used to support Midatech’s manufacturing scale-up facilities construction. As a result of the Group’s decision on 31 March 2020 to terminate further in-house development of MTD201 and the subsequent closure of its dedicated manufacturing facilities in Bilbao the Group repaid the loans during 2020. As a result of the early termination of the loan interest was charged at market rates up to the date of satisfaction of the loan.

There remains one outstanding government loan which was received by Midatech Pharma España SL for the finance of research, technical innovation and the construction of their laboratory. The loan is a term loan which carries an interest rate below the market rate and is repayable in 2021. The Group made requests to the Spanish Government during 2020 to repay the loan early but were unsuccessful with their request, the loan was repaid in February 2021. During 2020 the Group repaid two government loans.

The loans carried default interest rates in the event of scheduled repayments not being met. On initial recognition, the loans are discounted at a market rate of interest with the credit being classified as a grant within deferred revenue. The deferred grant revenue is released to the consolidated statement of comprehensive income within research and development costs in the period to which the expenditure is recognised.

The deferred revenue element of the government loans is designated within note 18 as deferred revenue and Government grants, the gross contractual repayment of the loans is disclosed in note 22. As a result of the repayment of the loans these were fully amortised during 2020.

Midcap Loan Facility

In December 2017, Midatech Pharma entered into a secured loan agreement with Midcap Financial Trust (MidCap). The total facility was for $15m to be drawn down in three separate tranches. Interest was charged on the outstanding balance of the loan at an annual rate of LIBOR plus 7.5% subject to a LIBOR floor of 1.25%. MidCap was granted 247,881 warrants to purchase shares which was equal to 2% of the amount funded divided by the Exercise Price of £0.42. The Exercise Price was calculated as the average closing price for the 30-day period prior to the date of grant. The loan was secured against the assets of the Group.

The first tranche of $7m was drawn down on 28 December 2017 and is disclosed under bank loans. This loan was repaid on 31 October 2018.

27

8 Derivative financial liability – current

	2020 £’000	2019 £’000	2018 £’000
Equity settled derivative financial liability
At 1 January	664	–	–
Warrants issued	997	1,148	–
Transfer to share premium on exercise of warrants	(499)
Gain recognised in finance income within the consolidated statement of comprehensive income	397	(484)	–
At 31 December	1,559	664	–

Equity settled derivative financial liability is a liability that is not to be settled for cash.

In May 2020 the Group issued 9,545,456 warrants in the ordinary share capital of the company as part of a Registered Direct Offering. The number of ordinary shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the parent company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account (‘FVTPL’). The financial liability is valued using the Monte Carlo model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement.

On 19 August 2020 2,500,000 pre-existing warrants were exercised at $0.41. The gross proceeds received by the company was $1,025,000. The fair value of the warrants on the date of exercise was £498,502.

At 31 December 2020 7,045,455 warrants were outstanding.

In October 2019 the Group issued 3,150,000 warrants in the ordinary share capital of the company as part of a Registered Direct Offering. The number of ordinary shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars. The warrants are classified equity settled derivative financial liabilities and accounted for in the same way as those issued in May 2020. The financial liability is valued using the Monte Carlo model.

At 31 December 2020 and 31 December 2019, 3,150,000 warrants were outstanding.

The Group also assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. (which took place in 2015). The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars. The warrants are classified equity settled derivative financial liabilities and accounted for in the same way as those issued in May 2020. The financial liability is valued using the Black-Scholes option pricing model.

At 31 December 2018 a further 8,846 options and 38,844 warrants had lapsed and the share price had fallen to £1.20. As the liability had already been reduced to zero there was no movement on re-measurement.

At 31 December 2019 a further 3,332 options and 111,582 warrants had lapsed and the share price had fallen to £0.56. As the liability had already been reduced to zero there was no movement on re-measurement.

During 2020 no options or warrants lapsed and the share price had fallen to £0.265. As the liability had already been reduced to zero there was no movement on re-measurement.

9 Share capital

Authorised, allotted and fully paid – classified as equity	2020 Number	2020 £	2019 Number	2019 £	2018 Number	2018 £
At 31 December
Ordinary shares of £0.001 each	63,073,852	63,074	23,494,981	23,495	3,059,207	3,059
Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001
Total		1,063,075		1,023,496		1,003,060

On 2 March 2020 a resolution was passed at a general meeting of shareholders of the Company to consolidate its ordinary shares on a 1 for 20 basis into new ordinary shares of 0.1p each in the capital of the Company. The above table reflects the share consolidation in the comparative figures.

In accordance with the Articles of Association for the Company adopted on 13 November 2014, the share capital of the Company consists of an unlimited number of ordinary shares of nominal value £0.001 each. Ordinary and deferred shares were recorded as equity.

28

Rights attaching to the shares following the incorporation of Midatech Pharma plc

Shares classified as equity

The holders of ordinary shares in the capital of the Company have the following rights:

(a) to receive notice of, to attend and to vote at all general meetings of the Company, in which case shareholders shall have one vote for each share of which he is the holder; and,

(b) to receive such dividend as is declared by the Board on each share held.

The holders of deferred shares in the capital of the Company:

(a) shall not be entitled to receive notice of or to attend or speak at any general meeting of the Company or to vote on any resolution to be proposed at any general meeting of the Company; and

(b) shall not be entitled to receive any dividend or other distribution of out of the profits of the Company.

In the event of a distribution of assets, the deferred shareholders shall receive the nominal amount paid up on such share after the holder of each ordinary share shall have received (in cash or specie) the amount paid up or credited as paid up on such ordinary share together with an additional payment of £100 per share. The Company has the authority to purchase the deferred shares and may require the holder of the deferred shares to sell them for a price not exceeding 1p for all the deferred shares.

10 Results of Midatech Pharma (España) SL

Included within the Group Consolidated Statements of Comprehensive Income are the results of the Group’s Spanish operation that was closed on 3 June 2020. The Group appointed a Liquidator to liquidate the company with documentation being submitted to the Spanish Authorities in February 2021.

Management assessed whether Midatech Pharma (España) SL should be accounted for as a discontinued operation under IFRS 5 and concluded that it did not meet the criteria as it did not meet the definition of a cash generating unit as the activity of the company was the same as the remaining operations of the Group.

The unaudited results of Midatech Pharma (España) SL for the year to 31 December 2020 are as follows:

Year ended 31 December 2020 £’000
Grant revenue	163
Total revenue	163
Research and development costs	(2,820)
Administrative costs	(1,146)
Loss from operations	(3,803)
Finance expense	(11)
Loss before tax	(3,814)
Taxation	(21)
Loss from operations after tax	(3,835)

11 Post balance sheet events

In February 2021 the Group received a fine of €149,835 from the Spanish Tax Authorities in relation to the late repayment of a Government loan in 2020 as a result of the closure of its operation in Spain. The Group consider the fine is without foundation and are currently appealing the fine. The directors note that in the event of an unfavourable outcome the Group would not be able to recoup the loss from another party. This liability has been recognised in the Statement of Financial Position and the related expenses in Administrative costs in the Income Statement.

On 26 January 2021 the Company announced that it was engaged in tentative discussions with a third party around the potential co-development of MTX110. On 25 March 2021 the Company announced these discussions had now advanced and a non-binding Heads of Terms had been agreed. The Heads of Terms envisage that, if the deal progresses to definitive agreements, the Company would expect to receive a modest upfront payment upon execution, success-based development and sales milestones and royalties typical for a licensing agreement with products in a similar stage of development. R&D expenses would be assumed by the two parties with the apportionment to be agreed based on their respective territories. There can be no assurance on the timing for concluding the discussions nor any assurance that the parties will enter into definitive agreements. On 23 April 2021 the Group signed an agreement for lease on new premises in Cardiff to house our corporate offices and laboratories. The new premises comprises 8,118 square feet and is for a 5 year term.

29